

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12242



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Daiwa Securities America Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Financial Square – 32 Old Slip
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Yannotti — 212-612-6322 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 3 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

DAIWA

Financial Square • 32 Old Slip • New York, NY 10005-3538

Daiwa Securities America Inc.

Tel: (212) 612-7000 Fax: (212) 612-7100

Contents of Report

This report ** contains (check all applicable boxes)

■	(a)	Facing Page.
■	(b)	Statement of Financial Condition.
☐	(c)	Statement of Income.
☐	(d)	Statement of Cash Flows.
☐	(e)	Statement of Changes in Stockholders' Equity.
☐	(f)	Statement of Changes in Subordinated Borrowings.
■	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
■	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
■	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.
☐	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
■	(l)	An oath or Affirmation.
☐	(m)	A Copy of the SIPC Supplemental Report.
☐	(n)	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
■	(o)	Independent Auditor's Report on Internal Accounting Control.
■	(p)	Supplementary Schedules, pursuant to CFTC Regulations.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Member of All Major Exchange

DAIWA

Daiwa Securities America Inc.

Financial Square • 32 Old Slip • New York, NY 10005-3538
Tel: (212) 612-7000 Fax:(212) 612-7100

May 23, 2007

State of New York }
} ss:
County of New York }

We, the undersigned, officers of Daiwa Securities America Inc., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules as of March 31, 2007, are true and correct. We further affirm that accounts of officers and directors are included in receivable from and payable to customers and, in the aggregate, are not significant.

In addition, as members or allied members of the New York Stock Exchange, Inc., we affirm that the attached financial statements and supplementary schedules as of March 31, 2007, will promptly be made available to those Daiwa Securities America Inc. members and allied members whose signatures do not appear below.

Takeaki Mori
Co-President and Co-Chief Operating Officer

Richard G. Beggs
Co-President and Co-Chief Operating Officer

Alexander Yannotti
Executive Vice President,
Chief Financial Officer and Treasurer

MADELINE GAIR
Notary Public, State of New York
No. 01GA6023311
Qualified in Queens County
Commission Expires April 19, 2011

Subscribed and Sworn to
before me this 23rd day of May 2007



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Stockholder of
Daiwa Securities America Inc.:

We have audited the accompanying statement of financial condition of Daiwa Securities America Inc. (a wholly owned subsidiary of Daiwa America Corporation) (the Company) as of March 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Daiwa Securities America Inc. as of March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

KPMG LLP

May 23, 2007

DAIWA SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Statement of Financial Condition

March 31, 2007

(In thousands, except per share data)

Assets		
Cash and cash equivalents	$	83,284
Cash and securities segregated for regulatory purposes		139,973
Securities borrowed		13,365,757
Securities purchased under agreements to resell		12,691,337
Securities owned, at fair value		1,810,272
Receivable from brokers, dealers, and clearing organizations		48,459
Receivable from affiliates		9,960
Office furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $39,225		9,853
Exchange memberships, at cost (market value, $8,119)		1,837
Other assets		162,332
Total assets	$	28,323,064
Liabilities and Stockholder's Equity		
Liabilities:		
Securities sold under agreements to repurchase	$	21,761,310
Securities loaned		2,753,341
Securities sold, but not yet purchased, at fair value		2,591,434
Payable to brokers, dealers, and clearing organizations		638,822
Loans payable		38,643
Payable to customers		11,307
Payable to Parent and affiliates		9,559
Accounts payable and accrued liabilities		170,165
		27,974,581
Subordinated borrowings		200,000
Total liabilities		28,174,581
Stockholder's equity:		
Common stock, no par value, stated value $25,000 per share. Authorized 6,640 shares; issued and outstanding 4,000 shares		100,000
Additional paid-in capital		4,402
Retained earnings		44,081
Total stockholder's equity		148,483
Total liabilities and stockholder's equity	$	28,323,064

See accompanying notes to statement of financial condition.

DAIWA SECURITIES AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa America Corporation)

Notes to Statement of Financial Condition

March 31, 2007

(1) Organization

Daiwa Securities America Inc. (the Company) is a wholly owned subsidiary of Daiwa America Corporation (the Parent). The Parent is a wholly owned subsidiary of Daiwa Securities Group Inc. (Daiwa Tokyo), a Japanese holding company. A majority owned subsidiary of Daiwa Tokyo, Daiwa Securities SMBC Co. Ltd. (DS SMBC), operates as a registered Japanese securities firm and clears transactions for the Company in Japan.

The Company is a registered broker-dealer and futures commission merchant (FCM) and is a member of the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other principal exchanges. The Company's activities include brokerage, trading of various securities primarily in U.S. and Japanese markets, and investment banking.

(2) Summary of Significant Accounting Policies

(a) Basis of presentation

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and prevailing industry practice, both of which require management to make estimates and assumptions that may affect the amounts reported in the statement of financial condition and accompanying footnotes. Management does not believe that actual results will differ materially from these estimates.

(b) Cash and cash equivalents

Cash and cash equivalents include cash in banks and investments in overnight money market mutual funds.

(c) Collateralized financing transactions

Securities purchased under agreements to resell (reverse repurchase agreements or resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and that the transferor obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These transactions are carried at their contract price plus accrued interest.

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash with the Company.

(d) Securities owned, securities sold, but not yet purchased

Securities owned, securities sold, but not yet purchased, and open futures contracts are valued at fair value. Principal transactions are recorded on a trade-date basis.

(e) ***Office furniture, equipment, and leasehold improvements***

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the lesser of their useful lives or the term of the related lease.

(f) ***Income taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's financial information is included in the consolidated Federal and combined state and local income tax returns filed by the Parent. The Parent allocates to the Company its proportionate share of the consolidated Federal and combined state and local tax liabilities on a separate-company basis.

(g) ***New accounting pronouncements***

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 establishes threshold and measurement attributes for financial statement measurement and recognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 on April 1, 2007 did not have a material impact on the Company's financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Early application is permissible only if no annual or interim financial statements have been issued for the earlier periods. The Company plans to adopt SFAS 157 on April 1, 2008 and is currently evaluating the impact the adoption will have on its financial position.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). SFAS 159 provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This fair value option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. SFAS 159 is effective for fiscal years beginning after November 15, 2007, or April

1, 2008 for the Company. The Company is currently evaluating the impact this guidance will have on its financial position.

(3) Cash and Securities Segregated for Regulatory Purposes

Cash of $15,973,000 is segregated in accordance with the Commodity Exchange Act. This balance represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $124,000,000 is segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

(4) Securities Purchased and Sold under Agreements to Resell and Repurchase

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are recorded at contract price plus accrued interest. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. As of March 31, 2007, the Company has accepted securities with market values of approximately $23,188,000,000 under resale agreements and pledged securities with market values of approximately $32,168,000,000 under repurchase agreements, prior to the application of FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (FIN 41). The securities pledged are made up of securities received from resale agreements, borrow transactions, and from proprietary securities. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under FIN 41. At March 31, 2007, the Company's assets and liabilities were netted by approximately $10,468,000,000 as a result of the application of FIN 41.

As of March 31, 2007, the Company has the right to sell or repledge substantially all of the securities it has received under its resale agreements. Of this amount, substantially all were repledged as of March 31, 2007. These repledged securities have been used in the normal course of business.

(5) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received by the Company. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of March 31, 2007, the Company has received securities with a market value of approximately $13,226,000,000 related to its securities borrowed transactions and pledged approximately $2,682,000,000 related to its securities loaned transactions.

As of March 31, 2007, the Company has the right to sell or repledge substantially all of the securities it has received under its securities borrowed transactions. The Company repledged substantially all of these

securities as of March 31, 2007. These repledged securities have been used in the normal course of business.

(6) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

At March 31, 2007, amounts receivable from and payable to brokers, dealers, and clearing organizations consisted of the following (in thousands):

Receivable from brokers, dealers, and clearing organizations:		
Securities failed to deliver	$	44,197
Clearing organizations		1,891
Other		2,371
	$	48,459
Payable to brokers, dealers, and clearing organizations:		
Net payable for trades pending settlement	$	578,728
Securities failed to receive		43,957
Clearing organizations		5,486
Other		10,651
	$	638,822

(7) Securities Owned and Securities Sold, but Not Yet Purchased

At March 31, 2007, securities owned and securities sold, but not yet purchased consisted of the following (in thousands):

Securities owned, at fair value:		
U.S. Government and agency obligations	$	1,774,230
Corporate stock		26,747
Options		4,252
Other		5,043
	$	1,810,272
Securities sold, but not yet purchased, at fair value:		
U.S. Government and agency obligations	$	2,527,737
Corporate stock		49,554
Options		14,143
	$	2,591,434

The Company's counterparties to its repurchase agreements have the right by contract or custom to sell or repledge the Company's pledged proprietary securities. As of March 31, 2007, the Company has pledged approximately $1,348,904,000 of proprietary securities owned related to the Company's repurchase agreements.

(8) Receivable from and Payable to Customers

Receivable from and payable to customers primarily relate to securities and futures transactions. These receivables are typically collateralized by securities, the value of which is not reflected in the accompanying statement of financial condition.

(9) Loans Payable

Loans payable primarily consists of a $25,000,000 term loan from a major financial institution at a rate of 5.65% which is due April 26, 2007. The loan is primarily used to finance the Company's securities operations. In addition, the Company has a $8,490,000 loan payable to Daiwa Tokyo. The loan is denominated in yen, has a face value of ¥1 billion, and a maturity date of May 9, 2007. These loans were renewed upon maturity.

The Company also has two letters of credit in the amounts of $50,000,000 and $25,000,000 issued by third-party banks. These letters of credit are used to reduce collateral pledged related to repurchase agreements with the counterparties. As of March 31, 2007, these letters of credit have not been drawn down.

(10) Subordinated Borrowings

As of March 31, 2007, the Company has two subordinated notes payable to the Parent of $50,000,000 and $150,000,000, which are due on April 3, 2009 and May 31, 2008, respectively. Both of the notes are treated as equity, as defined under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act (Rule 15c3-1). Repayment of the notes is contingent upon the Company being compliant with certain net capital requirements of both the Securities and Commodity Exchange Acts.

Each of the notes bears interest at rates based on the London InterBank Offered Rate (LIBOR) plus 25 basis points. These liabilities are subordinated to the claims of general creditors of the Company and have been approved as regulatory capital and, accordingly, are included as net capital by the Company in computing net capital under Rule 15c3-1.

(11) Commitments, Contingencies, and Guarantees

The Company leases and subleases office space under noncancelable lease agreements expiring at various dates through the year ending March 31, 2013. The occupancy leases are subject to escalation based on certain costs incurred by the landlord. Minimum rentals, excluding escalation, under these lease agreements are approximately as follows (in thousands):

	Occupancy leases	Subleases
Year ending March 31:		
2008	$ 5,712	$ 1,973
2009	5,688	1,973
2010	5,502	1,973
2011	2,399	822
Thereafter	244	—

The Company is involved in litigation arising in the normal course of business. It is management's opinion that these actions will not have a material adverse effect on the financial condition of the Company.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to deposit collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, it is management's opinion that the potential for the Company to be required to make payments under such guarantees is remote.

(12) Net Capital Requirements

The Company is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the Securities Exchange Act and Regulation 1.17 of the Commodity Exchange Act, which specifies uniform minimum net capital requirements, as defined, for their registrants. The Company has elected to use the alternative method of computing net capital, as permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the excess margin collected on reverse repurchase transactions, plus the greatest of:

a. $1,000,000;

b. 2% of aggregate debit balances arising from customer transactions, as defined; or

c. 8% of customer margin requirements and 4% of noncustomer margin requirements pursuant to the Commodity Exchange Act and the regulations thereunder.

The Company is also subject to the minimum net capital requirements of all self-regulatory organizations of which it is a member. The firm is a clearing member of the Chicago Mercantile Exchange (CME), which requires all clearing members to maintain minimum net capital of $2,500,000. Additionally, equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than the greater of 120% of the CME requirement, 5% of aggregate debits, or 110% of (c) above. At March 31, 2007, the Company had net capital of $223,972,000, which was $222,972,000 in excess of the minimum net capital required under Rule 15c3-1.

(13) Income Taxes

The significant components of the Company's net deferred tax asset at March 31, 2007, are as follows (in thousands):

Deferred tax assets:		
Deferred compensation	$	570
Other		427
Total gross deferred tax assets		997
Less: Valuation allowance		-
Net deferred tax assets	$	997

The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. The Company believes that it is more likely than not that all of the deferred tax assets will be realized against future taxable income and, as such, has reduced the valuation allowance to $0 at March 31, 2007.

(14) Related Party Transactions

In conducting its business, the Company engages in various transactions with the Parent and affiliated companies. The balances related to these transactions as of March 31, 2007 are as follows (in thousands):

Assets:		
Securities purchased under agreements to resell	$	2,629,160
Securities borrowed		259,099
Receivable from brokers, dealers, and clearing organizations		462
Receivable from affiliates		9,960
Other assets		794
Liabilities:		
Securities sold under agreements to repurchase		2,175,983
Securities loaned		343,654
Payable to brokers, dealers, and clearing organizations		8,493
Loans payable		8,490
Payable to customers		2,875
Payable to Parent and affiliates		9,559
Accounts payable and accrued liabilities		1,257
Subordinated borrowings		200,000

(15) Retirement Plan

All local employees are eligible for participation in the Company's retirement plan (the Plan) after six months of service. The Plan, established June 1, 1985 and amended October 1, 1989, is a profit-sharing plan qualifying under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and includes a cash or deferred arrangement qualifying under Sections 401(k) and (m) of the Code. The Company contributes 3% of the employees' earnings as defined by the Plan. Additional amounts of earnings can be contributed by management at their discretion.

(16) Off-Balance-Sheet Market Risk and Concentrations of Credit Risk

(a) Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities and foreign currencies. Commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument.

The Company monitors and manages its market risk exposure by setting market risk limits and by reviewing the effectiveness of hedging strategies. The Company's policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with its custodian. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified

in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

The Company records all contractual commitments involving future settlement at fair value.

Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable/payable to brokers, dealers, and clearing organizations. Options are recorded at fair value in the statement of financial condition. Fair value of the options is the unrealized gain or loss on the contract and is recorded in securities owned and securities sold, but not yet purchased.

(b) Concentrations of Credit Risk

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations, and the value of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight.

The Company regularly transacts business with, and owns securities issued by, a broad range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, and affiliates.

The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government or its agencies. The value and adequacy of the collateral are continually monitored. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations arise principally from financial or contractual commitments involving future settlements, fixed-income securities, and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties. North America and the Pacific Rim represent the largest concentrations geographically. Among types of industries, U.S.-based and international financial institutions represent the largest group of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

(17) Fair Value Information

Securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, loans payable, and subordinated borrowings are stated at their contract values.

The contract value for these financial instruments is considered to approximate fair value, as they are short-term in nature, bear interest at current market rates, or are subject to repricing. All other financial instruments are stated at fair value.

(18) Exchange Membership Shares

The Company is a clearing member of the Chicago Mercantile Exchange. The CME requires all clearing members to own a minimum amount of equity shares. During the fiscal year, the CME reduced the amount of shares required to be held by the Company from 24,000 to 10,333. The Company has sold the 13,667 shares no longer required to be held. The remaining shares are being carried at their cost basis of approximately $124,000.

The New York Stock Exchange (NYSE) merged with Archipelago Holdings and began trading as a public company in March 2006. The Company received 80,177 shares of NYSE shares (NYX) at a cost of $65.18 per share from the merger. The Company is restricted from selling the shares during a three-year restriction period, which is reduced by one-third annually for the three years. During the fiscal year, the Company sold 26,727 shares.

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/07

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition)			$ 148,483,000
2. Deduct: Ownership equity not allowable for Net Capital			( )
3. Total ownership equity qualified for Net Capital			148,483,000
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			200,000,000
B. Other (deductions) or allowable credits (List)			
5. Total capital and allowable subordinated liabilities			$ 348,483,000
6. Deductions and/or charges:			
A. Total non-allowable assets from Statement of Financial Condition		$ 87,285,000	
1. Additional charges for customers' and non-customers' security accounts			
2. Additional charges for customers' and non-customers' commodity accounts			
B. Aged fail-to-deliver:			
1. number of items			
C. Aged short security differences-less reserve of	$		
number of items			
D. Secured demand note deficiency			
E. Commodity futures contracts and spot commodities – proprietary capital charges		999,000	
F. Other deductions and/or charges		13,676,000	
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)			
H. Total deductions and/or charges			(101,960,000)
7. Other additions and/or allowable credits (List)			
8. Net Capital before haircuts on securities positions			$ 246,523,000
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		$	
B. Subordinated securities borrowings			
C. Trading and investment securities:			
1. Bankers' acceptances, certificates of deposit and commercial paper			
2. U.S. and Canadian government obligations		19,377,000	
3. State and municipal government obligations			
4. Corporate obligations			
5. Stocks and warrants		103,000	
6. Options		1,300,000	
7. Arbitrage			
8. Other securities		1,657,000	
D. Undue concentration			
E. Other		114,000	(22,551,000)
10. Net Capital			$ 223,972,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 25, 2007.

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/07

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)		$
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$
13. Net capital requirement (greater of line 11 or 12)		$
14. Excess net capital (line 10 less 13)		$
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$
17. Add:		
A. Drafts for immediate credit	$	
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	
C. Other unrecorded amounts (List)	$	$
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)		$
19. Total aggregate indebtedness		$
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		%
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)		%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 500,000
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 1,000,000
24. Net capital requirement (greater of line 22 or 23)	$ 1,000,000
25. Excess net capital (line 10 less 24)	$ 222,972,000
26. Percentage of Net Capital to Aggregate Debits	% 14764
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits	% 14764
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ 222,772,000

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 25, 2007.

DAIWA SECURITIES AMERICA INC.

Statement of Non-allowable Assets

March 31, 2007

(In thousands)

Non-marketable securities	$	4,559
Receivable from brokers, dealers, and clearing organizations		145
Receivable from affiliates		2,986
Office furniture, equipment, and leasehold improvements		9,853
Exchange memberships		1,837
Other		67,905
Total non-allowable assets	$	87,285

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 25, 2007.

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/07

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

CREDIT BALANCES		
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 109,200,000	
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		
3. Monies payable against customers' securities loaned (see Note C)		
4. Customers' securities failed to receive (see Note D)	3,000	
5. Credit balances in firm accounts which are attributable to principal sales to customers		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		
7. ** Market value of short security count differences over 30 calendar days old		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	976,000	
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		
10. Other (List)		
11. TOTAL CREDITS		$ 110,179,000
DEBIT BALANCES		
12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 3,000	
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		
14. Failed to deliver of customers' securities not older than 30 calendar days	1,514,000	
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization (see note G)		
17. Other (List)		
18. ** Aggregate debit items		$ 1,517,000
19. ** Less 3% (for alternative method only – see Rule 15c3-1(f)(5)(i))		(46,000)
20. ** TOTAL 15c3-3 DEBITS		1,471,000
RESERVE COMPUTATION		
21. Excess of total debits over total credits (line 20 less line 11)		$
22. Excess of total credits over total debits (line 11 less line 20)		108,708,000
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		121,000,000
25. Amount of deposit (or withdrawal) including $____ value of qualified securities		4,000,000
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $____ value of qualified securities		$ 125,000,000
27. Date of deposit (MMDDYY)		04/03/07

FREQUENCY OF COMPUTATION

28. Daily ____ Weekly X Monthly ____

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 25, 2007.

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/07

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER-DEALERS

CREDIT BALANCES

1. Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$ 599,000	
2. Monies borrowed collateralized by securities carried for PAIB		
3. Monies payable against PAIB securities loaned		
4. PAIB securities failed to receive		
5. Credit balances in firm accounts which are attributable to principal sales to PAIB		
6. Other (List)		
7. TOTAL PAIB CREDITS		599,000

DEBIT BALANCES

8. Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection		
9. Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver		
10. Failed to deliver of PAIB securities not older than 30 calendar days		
11. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts		
12. Margin related to security futures products written, purchased or sold in PAIB accounts required and on deposit with a clearing agency or a derivative clearing organization		
13. Other (List)		
14. TOTAL PAIB DEBITS		

RESERVE COMPUTATION

15. Excess of total PAIB debits over total PAIB credits (line 14 less line 7)	
16. Excess of total PAIB credits over total PAIB debits (line 7 less line 14)	599,000
17. Excess debits in customer reserve formula computation	
18. PAIB Reserve Requirements (line 16 less 17)	599,000
19. Amount held on deposit in "Reserve Bank Account(s)," including $____ value of qualified securities, at end of reporting period	3,000,000
20. Amount of deposit (or withdrawal) including $____ value of qualified securities	
21. New amount in Reserve Bank Account(s) after adding deposit or subtracting $____ value of qualified securities	3,000,000
22. Date of deposit (MMDDYY)	

FREQUENCY OF COMPUTATION

23. Daily ____ Weekly X Monthly ____

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 25, 2007.

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/07

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k) (1) $2,500 capital category as per Rule 15c3-1 .... $ ______
   - B. (k) (2) (A)-"Special Account for the Exclusive Benefit of customers" maintained .... ______
   - C. (k) (2) (B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis.
     Name of clearing firm ______ ______
   - D. (k) (3)-Exempted by order of the Commission .... ______

Information of Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ ______
   - A. Number of items .... ______
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... ______
   - A. Number of items .... $ ______
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ☑ No ☐

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 25, 2007.

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/07

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT

Net Capital required			
A. Risk-Based Requirement			
i. Amount of Customer Risk Maintenance Margin requirement	$ 3,213,000		
ii. Enter 8% of line A.i		$ 257,000	
iii. Amount of Non-Customer Risk Maintenance Margin requirement	2,143,000		
iv. Enter 4% of line A.iii		86,000	
v. Add lines A.ii and A.iv.		343,000	
B. Minimum Dollar Amount Requirement (Enter $500,00 if a member of NFA)		500,000	
C. Other NFA Requirement			
D. Minimum CFTC Net Capital Requirement. Enter the greater of line A, B or C			500,000
Note: If amount on Line D is greater than minimum net capital requirement computed on Line 24 Schedule I page 1 then enter this greater amount on Line 24 Schedule I page 1. The greater of the amount required by SEC or CFTC is the minimum net capital requirement			
CFTC Early Warning Level			750,000

Note: If the minimum CFTC Net Capital Requirement computed on Line D is the:
(1) Risk Based Requirement, enter 110% of Line A or
(2) Minimum Dollar Amount Requirement, enter 150% of line B or
(3) Other NFA Requirement, enter 150% of Line C.

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 25, 2007.

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/07

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES

SEGREGATION REQUIREMENTS (Section 4d(2) of the CEAct)		
1. Net ledger balance		
A. Cash		$ 3,162,000
B. Securities (at market)		
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		1,845,000
3. Exchange traded options		
A. Add market value of open option contracts purchased on a contract market		
B. Deduct market value of open option contracts granted (sold) on a contract market		( )
4. Net equity (deficit) (add lines 1, 2, and 3)		5,007,000
5. Accounts liquidating to a deficit and accounts with debit balances - gross amount		
Less: amount offset by customer owned securities	( )	
6. Amount required to be segregated (add lines 4 and 5)		$ 5,007,000
FUNDS IN SEGREGATED ACCOUNTS		
7. Deposited in segregated funds bank accounts		
A. Cash		$ 250,000
B. Securities representing investments of customers' funds (at market)		2,850,000
C. Securities held for particular customers or option customers in lieu of cash (at market)		
8. Margins on deposit with clearing organizations of contract markets		
A. Cash		156,000
B. Securities representing investments of customers' funds (at market)		10,800,000
C. Securities held for particular customers or option customers in lieu of cash (at market)		
9. Net settlement from (to) derivatives clearing organizations of contract markets		115,000
10. Exchange traded options		
A. Value of open long option contracts		
B. Value of open short option contracts		( )
11. Net equities with other FCMs		
A. Net liquidating equity		
B. Securities representing investments of customers' funds (at market)		
C. Securities held for particular customers or option customers in lieu of cash (at market)		
12. Segregated funds on hand (describe:)		
13. Total amount in segregation (add lines 7 through 12)		14,171,000
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)		$ 9,164,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 25, 2007.

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/07

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

1. Amount required to be segregated in accordance with Commission regulation 32.6		$
2. Funds in segregated accounts		
A. Cash	$	
B. Securities (at market)		
C. Total		
3. Excess (deficiency) funds in segregation (subtract line 2.C from line 1)		$

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 25, 2007.

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/07

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS – SUMMARY

I. Check the appropriate box to identify the amount shown on line 1, below

[ ] Secured amounts in only U.S. – domiciled customers' accounts

[ ] Secured amounts in U.S. and foreign – domiciled customers' accounts

[X] Net liquidating equities in all accounts of customers trading on foreign boards of trade

[ ] Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder.

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed?

[ ] Yes — If yes, explain the change below

[X] No

1. Amount to be set aside in separate section 30.7 accounts	$ 3,174,000
2. Total funds in separate section 30.7 accounts (Schedule IV Page 5)	8,576,000
3. Excess (deficiency) – (subtract line 1 from line 2)	$ 5,402,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 25, 2007.

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/07

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS

1. Cash in banks		
A. Banks located in the United States	$ 373,000	
B. Other banks designated by the Commission Name(s): CITIBANK TOKYO		$ 373,000
2. Securities		
A. In safekeeping with banks located in the United States	$ 1,700,000	
B. In safekeeping with other banks designated by the Commission Name(s):		1,700,000
3. Equities with registered futures commission merchants		
A. Cash	$ 487,000	
B. Securities		
C. Unrealized gain (loss) on open futures contracts		
D. Value of long option contracts		
E. Value of short option contracts	( )	487,000
4. Amounts held by clearing organizations of foreign boards of trade Name(s):		
A. Cash	$	
B. Securities		
C. Amount due to (from) clearing organizations – daily variation		
D. Value of long option contracts		
E. Value of short option contracts		
5. Amounts held by members of foreign boards of trade Name(s):		
A. Cash	$ 5,922,000	
B. Securities		
C. Unrealized gain (loss) on open futures contracts	85,000	
D. Value of long option contracts	34,000	
E. Value of short option contracts	(25,000)	6,016,000
6. Amounts with other depositories designated by a foreign board of trade Name(s):		
7. Segregated funds on hand (describe:)		
8. Total funds in separate section 30.7 accounts (Schedule IV Page 4)		$ 8,576,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 25, 2007.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Pursuant to SEC Rule 17a-5 and CFTC Regulation 1.16

The Stockholder of
Daiwa Securities America Inc.:

In planning and performing our audit of the statement of financial condition of Daiwa Securities America Inc. (a New York Corporation and a wholly owned subsidiary of Daiwa America Corporation) (the Company) as of March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's statement of financial condition that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the statement of financial condition will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study,

we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at March 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 23, 2007

END